BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888
ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. Material Change Report Under Section 146 of the Securities Act (Alberta) and Section 85 of the Securities Act (British Columbia)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange Inc., being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on October 2, 2003.

Item 3 - Publication of Material Change/Press Release

A press release was issued on October 3, 2003.

Item 4 - Summary of Material Change

Birch Mountain has granted Acumen Capital Finance Partners Limited options to purchase 200,000 common shares.

Birch Mountain Resources Ltd.
Material Change Report

Directors, senior officers, employees and consultants of Birch Mountain were granted options to purchase a total of 2,207,500 common shares.

Full Description of Material Changes

The Corporation has granted Acumen Capital Finance Partners Limited ("Acumen") options on 200,000 shares of Birch Mountain exercisable until December 31, 2004 at $0.50 per share. Acumen, a Calgary based full service investment dealer that specializes in financing and providing financial advisory services to emerging growth companies, has been retained to act as financial advisors. Acumen's assignment is to provide the management and board of directors of Birch Mountain with assistance and advice in structuring the Corporation and financing the proposed limestone quarry and quicklime project in the Fort McMurray region. Acumen will be paid a monthly fee of $5,000 for the duration of the assignment that terminates on December 31, 2003.

Directors and senior officers of the Corporation were granted 1,350,000 options and employees and consultants were granted 857,500 options to purchase a total of 2,207,500 common shares at a price of $0.30 per share for a period of five years, vesting as to one-quarter on the date of grant and as to one-quarter on the dates that are 6, 12 and 18 months from the date of grant.

Item 6 - Reliance on Section 146(2) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer, telephone (403) 262-1838.

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 6th day of October, 2003.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

Per: "Douglas J. Rowe"
        Douglas J. Rowe,
        President and Chief Executive Officer